SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              ONE HOLDINGS, CORP.
                              -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)
                                 (CUSIP Number)

Jerold N. Siegan, Esq., 120 South Riverside Plaza, Suite 1200, Chicago, Illinois 60606-3910
-------------------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 18, 2009
                               ------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

                                          [PICTURE OMITTED]
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
        CUSIP No. 21232N105                       13D               Page 2 of 5 Pages

-------------------------------------                               -----------------------------------


1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MARIUS SILVASAN -
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  Not Applicable
                                                                     (a) (pound)

                                                                     (b) [X]

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3 SEC USE ONLY
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4 SOURCE OF FUNDS* PERSONAL
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5 CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  2(d) or 2(e) Not Applicable

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------


                  7    SOLE VOTING POWER
    NUMBER OF          49,426,597 Shares of Common Stock which entitles MARIUS SILVASAN to 49,426,597
       SHARES          votes.
                  -------------------------------------------------------------------------------------

   BENEFICIALLY   8    SHARED VOTING POWER Not Applicable
     OWNED BY                                                                                        0
                  -------------------------------------------------------------------------------------

       EACH       9    SOLE DISPOSITIVE POWER
    REPORTING          49,426,597 Shares of Common Stock which entitles MARIUS SILVASAN to 49,426,597 votes.
                  -------------------------------------------------------------------------------------

   PERSON WITH    10   SHARED DISPOSITIVE POWER Not Applicable
                  -------------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      Common Stock-49,426,597 shares
-------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12     CERTAIN SHARES* [_] Not Applicable
-------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13     Common Stock- 37.8% of the issued and outstanding common stock
-------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14     IN
-------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares") of ONE Holdings, Corp. The principal executive office of the Issuer is located at 8525 NW 53rd Terr., Suite C101, Doral, FL 33166.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Marius Silvasan an individual ("MR. SILVASAN"), who acquired the Shares. The address of MR. SILVASAN is 8525 NW 53rd Terr., Suite C101, Doral, FL 33166.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used by MR. SILVASAN to purchase the shares was the personal cash of MR. SILVASAN.

ITEM 4. PURPOSE OF TRANSACTION.

MR. SILVASAN acquired the Shares pursuant to a Common Stock Purchase Agreement dated September 18, 2009 for the purpose of acquiring control of the Issuer. Although MR. SILVASAN has no specific plans or proposals, MR. SILVASAN intends to pursue the Issuer's current business plan. MR. SILVASAN also intends to grow the business of the Issuer by causing the Issuer to acquire controlling interests in various operating businesses. MR. SILVASAN expects that in connection with such acquisition transactions, the Issuer may be required to issue shares of its common stock and make one or more cash payments for such operating businesses. MR. SILVASAN has identified several potential candidates for acquisition. Such transactions may involve any of the following: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger between a target company and the Issuer or a subsidiary of the Issuer or acquisition of a target company's shares pursuant to securities purchase agreements, (iii) a material change in the business or corporate structure; (iv) a material change in the present capitalization or dividend policy of the Issuer; and (v) a change in the term of directors.

Notwithstanding the foregoing, MR. SILVASAN does not have any present plans or proposals which relate to or would result in:

         (a) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:
         (b) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
         (c) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (d) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (e)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of September 18, 2009, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Silvasan is 49,426,597 shares and 37.8% respectively. Mr. Silvasan has the sole power to vote or dispose of all of its respective Shares. Mr. Silvasan has not effectuated any transactions involving the securities of the Issuer in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Silvasan and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 6, 2009                                          /s/ Marius Silvasan
                                                         -----------------------
                                                         Marius Silvasan